FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the Plan) notified the Company and the under-mentioned persons on 14 July 2014 of the following increases in their notional interests in Ordinary Shares and American Depositary Shares (ADSs) at a price of 1556.50 pence per Ordinary Share and $53.87 per ADS following the re-investment of dividends paid to shareholders on 10 July 2014.

Sir Andrew Witty	Acquisition of 1,790 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 1,790 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr S Dingemans	Acquisition of 787 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 787 Ordinary Shares under the matching element of the Plan (Company contribution).

Dr M M Slaoui	Acquisition of 679 ADSs under the personal contribution element of the Plan.

Acquisition of 679 ADSs under the matching element of the Plan (Company contribution).

Mr S M Bicknell	Acquisition of 179 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 179 Ordinary Shares under the matching element of the Plan (Company contribution).

Mrs D P Connelly	Acquisition of 131 ADSs under the personal contribution element of the Plan.

Acquisition of 131 ADSs under the matching element of the Plan (Company contribution).

Mr R G Connor	Acquisition of 201 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 201 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr S A Hussain	Acquisition of 101 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 101 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr W C Louv	Acquisition of 163 ADSs under the personal contribution element of the Plan.

Acquisition of 163 ADSs under the matching element of the Plan (Company contribution).

Mr D S Redfern	Acquisition of 382 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 382 Ordinary Shares under the matching element of the Plan (Company contribution).

Ms C Thomas	Acquisition of 289 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 289 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr P C Thomson	Acquisition of 59 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 59 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr D E Troy	Acquisition of 300 ADSs under the personal contribution element of the Plan.

Acquisition of 300 ADSs under the matching element of the Plan (Company contribution).

Dr P J T Vallance	Acquisition of 839 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 839 Ordinary Shares under the matching element of the Plan (Company contribution).

Ms E Walmsley	Acquisition of 463 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 463 Ordinary Shares under the matching element of the Plan (Company contribution).

The notional dividends accrued will be paid out in proportion to the percentage of the participant's deferred annual bonus holdings that will vest following the end of the relevant measurement period.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

14 July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 14, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc